EXHIBIT 99.1

Golar LNG acquires conversion vessel for 4th FLNG

Golar LNG Limited (NASDAQ: GLNG) (“Golar” or “the Company”) announces today that it has agreed to acquire the LNG carrier Grace Dahlia from NYK Line. The Grace Dahlia was built in 2013 and has been maintained and managed to the highest operational standards by NYK Line.

The vessel is intended to be used for conversion into Golar’s fourth FLNG (“FLNG #4”) ordered on August 12, 2026. Grace Dahlia has an LNG storage capacity of 177,427cbm, providing FLNG #4 with approximately 20% larger storage capacity compared to the 3.5MTPA FLNG Esperanza currently under construction. The larger storage capacity will provide prospective FLNG customers with additional offloading flexibility while retaining the benefits to Golar of a repeat MKII design. The FLNG #4 will be converted alongside FLNG Esperanza at CIMC Raffles’ Yantai shipyard in China. With redelivery scheduled for 2029, FLNG #4 represents the world’s earliest available FLNG capacity.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
October 7, 2026
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act